345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

December 15, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Torney

Kevin Vaughn

Re:	Health Sciences Acquisitions Corporation 2

Amendment No. 4 to Registration Statement on Form S-4

Filed December 13, 2022

File No. 333- 266660

Dear Ms. Torney and Mr. Vaughn:

On behalf of our client, Health Sciences Acquisitions Corporation 2 (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated December 15, 2022 (the “Comment Letter”) regarding Amendment No. 4 to the Company’s Registration Statement on Form S-4 (“Amendment No. 4”).

Please note that our responses below, insofar as relevant information relates to Orchestra BioMed, Inc. (“Orchestra”) or matters arising from Orchestra’s participation in the preparation of Amendment No. 4, are based on our discussions with and information received from Orchestra or its counsel, Paul Hastings LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in Amendment No. 4.

Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet

Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 165

1.	Please revise pro forma adjustments C and E on the Unaudited Pro Forma Balance Sheet to make them self-balancing.

Response: The “Accumulated deficit” line of the Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet As of September 30, 2022 on page 161 of Amendment No. 4 incorrectly references Note “E” instead of Note “C”. The Company will correct this inadvertent error in the final prospectus to be filed with the Commission pursuant to Rule 424(b). With that correction, the pro forma adjustments will be self-balancing.

Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 or Janeane Ferrari at (212) 407-4209 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

Copy:	Roderick Wong

Alice Lee

Health Sciences Acquisitions Corporation 2

Samuel Waxman, Esq.

Yariv Katz, Esq.

Keith Pisani, Esq.

Paul Hastings LLP